Exhibit 99.1

CANADIAN ZINC CORPORATION

June 27, 2017

British Columbia Securities Commission	Ontario Securities Commission
Toronto Stock Exchange	Alberta Securities Commission
Manitoba Securities Commission	Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Financial and Consumer Affairs Authority of Saskatchewan

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were submitted to a vote at the annual general meeting of Canadian Zinc Corporation (the "Issuer") held on June 27, 2017. The report on the voting results is as follows:

1.        Number of Directors

By a unanimous vote on a show of hands, the number of directors was determined at seven.

2.         Election of Directors

By a unanimous vote on a show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

John F. Kearney	Dave Nickerson
Jean-Charles Potvin	Malcolm JA Swallow
Alan B. Taylor	Ian Ward
John Warwick

3.         Appointment of Auditors and Auditors' Remuneration

By a unanimous vote on a show of hands, KPMG LLP were appointed as auditors of the Issuer, for the ensuing year, and the directors were authorized to fix the auditors' remuneration.

4.         Approval of Unallocated Restricted Share Units Under RSU Plan

By a unanimous vote on a show of hands, all unallocated RSUs under the Issuer’s RSU Plan, as it may be amended from time to time, were approved and authorized, which approval shall remain effective until June 27, 2020.

5.         Approval of Unallocated Deferred Share Units Under DSU Plan

By a unanimous vote on a show of hands, all unallocated DSUs under the Issuer’s DSU Plan, as it may be amended from time to time, were approved and authorized, which approval shall remain effective until June 27, 2020.

Canadian Zinc Corporation

Per:	"John F. Kearney"
John F. Kearney
Chairman, President and Chief Executive Officer